Exhibit 99.1

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

April 14, 2015	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold reports production of 24,374 AuEq ounces for the first quarter of 2015

Hermosillo, Mexico - Timmins Gold Corp. (TSX:TMM, NYSE MKT:TGD) is pleased to report preliminary production results for the Company’s first quarter ended March 31, 2015. The Company achieved production of 24,374 gold equivalent ounces for the quarter.

Category	Jan-Mar 2015	Jan-Mar 2014	% Change
Ore Processed (Dry t)	2,074,788	2,122,650	-2.3%
Average Grade Processed (g/t Au)	0.53	0.76	-30.0%
Low Grade Stockpiled (t)	112,206	288,021	-61.0%
Average Grade Stockpiled (g/t Au)	0.26	0.26	0%
Waste Mined (t)	5,997,897	5,520,468	8.6%
Total Mined (t)	8,084,228	7,894,070	2.4%
Strip Ratio	2.87	2.33	23.2%
Gold Produced (oz)	24,155	35,413	-31.8%
Silver Produced (oz)	15,309	26,648	-42.6%
Gold Sold (oz)	24,155	36,763	-34.3%
Silver Sold (oz)	15,309	26,648	-42.6%
Days	90	90	0%
Average Ore Processed (t/d)	23,053	23,585	-2.3%
Average Total Mined (t/d)	89,825	87,712	2.4%
Realized Gold Price	$1,221	$1,297	-5.9%
*Using a gold to silver ratio of 70 to 1.

Arturo Bonillas, President of the Company, stated “Production this quarter was lower than expected due to slightly lower grades than anticipated. Grades are projected to trend upwards through the year as part of the mine schedule.”

About Timmins Gold

Timmins Gold has a proven track record of delivering growth and value creation for its investors and is poised to become an emerging intermediate, Mexican-focused gold producer with a portfolio of high-quality production and development assets all based in Mexico. The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora (“San Francisco”) which provides a solid base of operations, allowing the Company to develop two economically robust development projects with manageable capital requirements, the recently acquired Caballo Blanco gold project (“Caballo Blanco”) as well as the Ana Paula gold project (“Ana Paula”) which the Company is in the process of acquiring from Newstrike Capital.

Contacts:
Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events. Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to production (including production at Caballo Blanco and Ana Paula), exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.